SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of July 2013

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-)

Culiacan Mexico, July 25th, 2013—Desarrolladora Homex, S.A.B. de C.V. (“Homex” or “the Company”) [NYSE: HXM, BMV: HOMEX] today announced financial results for the Second Quarter ended June 30, 2013 1.

Financial and Operating Highlights

•           Total revenue for the second quarter of 2013 decreased 84.4 percent to Ps.1.1 billion (US$85.6 million) from Ps.7.1 billion (US$548.6 million) for the same period in 2012.  Housing revenues were Ps.290.4 million (US$22.3 million), a decline of 93.4 percent compared to Ps.4.4 billion (US$337.5 million) during the second quarter of 2012.

•           During the quarter the Company recognized revenues of Ps.800.9 million  (US$61.5 million) in relation to building service contracts with state and the federal government compared to Ps.1.6 billion (US$127.5 million) during the year ago period.

•           During the quarter, the Company effectively closed the transaction with IDEAL to sell Homex’s interest in the penitentiaries projects for approximately Ps.4.5 billion generating an income of Ps.989.4 million which was registered as other income in the P&L.

•           The Company recognized a charge of Ps.5.3 billion  in Costs of Good Sold  (COGS) for land and construction-in-progress inventory as per the initial viability analysis performed on the Company’s housing projects and land inventory according to the recently published rules for subsidy application from SEDATU.

•           For the quarter, the Company created a Ps.2.1 billion provision registered in Selling General and Administrative Expenses (SG&A) for uncollectable accounts receivable outstanding for more than 160 days from clients that lost their eligibility for subsidies or deteriorated their credit  status, making  collection of those receivables  uncertain.

•           As per the cancellation of currency hedges in relation to Homex’s Senior Notes due 2019 and 2020, the Company registered a loss of Ps.1.2 billion in Net Comprehensive Financing Cost.

•           For the six-months accumulated period, as of June 30, 2013, Homex generated a consolidated negative Free Cash Flow (FCF) of Ps.3.3 billion which was mainly driven by  the negative free cash flow of Ps.7.5 billion without the penitentiaries projects mainly driven by the Company’s six-months accumulated negative net income.

1 Unless otherwise noted, all monetary figures in the tables are presented in thousands of Mexican pesos and in accordance with International Financial Reporting Standards (IFRS). Second quarter 2013 and 2012 figures are presented without recognizing the effects of inflation as per the application of IAS-29 “Effects of inflation.” The symbols “Ps.” and “$” refer to Mexican pesos and “US$” refers to U.S. dollars. U.S. dollar  figures in this release are presented only for the convenience of the reader and are estimated, using an exchange rate of Ps.13.0235 per US$1.00, the rate of exchange in effect on June 30, 2013. Second quarter and first half 2013 and 2012 financial information is unaudited and subject to adjustments.

Percentage changes are  expressed in basis points and are provided for the convenience of the reader. Basis points figures may not match, due to rounding.

FINANCIAL AND OPERATING HIGHLIGHTS						Six-months
Thousands of pesos	2Q'13 Thousands U.S dollars (Convenience Translation)	2Q'13 Thousands of pesos	2Q'12	Chg % and bps	2013 Thousands U.S Dollars (Convenience Translation)	2013	2012	Chg % and bps
Volume (Homes)	710	710	11,154	-93.6%	6,130	6,130	19,892	-69.2%
Revenues	$85,564	$1,114,341	$7,144,214	-84.4%	$341,296	$4,444,866	$13,331,507	-66.7%
Housing revenues	$22,297	$290,380	$4,395,960	-93.4%	$192,473	$2,506,666	$8,053,297	-68.9%
Cost	$825,758	$10,754,255	$5,065,424	112.3%	$1,028,419	$13,393,618	$9,723,088	37.8%
Capitalization of Comprehensive Financing Costs (CFC	$64,153	$835,498	$269,977	209.5%	$88,052	$1,146,739	$491,547	133.3%
Gross profit	-$740,194	-$9,639,914	$2,078,790	-563.7%	-$687,123	-$8,948,752	$3,608,419	-348.0%
Gross profit adjusted for capitalization of CFC	-$676,041	-$8,804,416	$2,348,767	-474.9%	-$599,072	-$7,802,013	$4,099,966	-290.3%
Operating income	-$927,058	-$12,073,539	$1,384,683	-971.9%	-$910,558	-$11,858,651	$2,261,645	-624.3%
Operating income adjusted for capitalization of CFC	-$862,905	-$11,238,041	$1,654,660	-779.2%	-$822,506	-$10,711,912	$2,753,192	-489.1%
Interest expense, net (a)	$76,695	$998,844	$331,928	200.9%	$102,174	$1,330,665	$669,313	98.8%
Net income	-$779,395	-$10,150,452	$567,957	-1887.2%	-$772,109	-$10,055,562	$1,404,865	-815.8%
Adjusted EBITDA (b)	-$773,280	-$10,070,811	$1,733,990	-680.8%	-$727,229	-$9,471,069	$2,975,043	-418.4%
Gross margin	-865.1%	-865.1%	29.1% -	89,418	-201.3%	-201.3%	27.1% -	22,839
Gross margin adjusted for capitalization of CFC	-790.1%	-790.1%	32.9% -	82,298	-175.5%	-175.5%	30.8% -	20,628
Operating margin	-1083.5%	-1083.5%	19.4% -	110,285	-266.8%	-266.8%	17.0% -	28,376
Operating margin adjusted for capitalization of CFC	-1008.5%	-1008.5%	23.2% -	103,165	-241.0%	-241.0%	20.7% -	26,165
Adjusted EBITDA margin	-903.7%	-903.7%	24.3% -	92,802	-213.1%	-213.1%	22.3% -	23,539
Earnings per share in Ps.		-30.32	1.70	-1887.2%		-30.04	4.20
Earnings per ADR presented in US$ (c)	-13.97		0.78	-1887.2%	-13.84		1.93
Weighted avg. shares outstanding (MM)	334.7	334.7	334.7		334.7	334.7	334.7
Accounts receivable days (d)		102	54			102	54
Inventory days		454	691			454	691
Inventory (w/o land) days		323	455			323	455
Accounts payable days		93	155			93	155
Working Capital Cycle (WCC) days (e)		463	590			463	590

a)        Including interest expense recognized in Cost of Goods Sold  ( COGS ) andComprehensive Financing Costs(CFC); not including interest expense from the penitentiary construction projects.

b)         Adjusted EBITDA is not a financial measure computed under IFRS. Adjusted EBITDA as derived from IFRS financial information means net income, plus (i) depreciation and amortization; (ii) net comprehensive financing costs (“CFC”) (comprised of net interest expense (income), foreign exchange gain or loss, including CFC, capitalized  land balances, that are  subsequently charged to cost of sales and ii) income tax expense and employee statutory profit-sharing expense. See “Adjusted EBITDA” for  a reconciliation of net income to Adjusted EBITDA for the second quarter and six-months period of 2013 and 2012.

c)        US$ values estimated using an exchange rate of Ps.13.0235 per US$1.00 the rate in effect as of June 30, 2013.  Common share/ADR ratio: 6:1.

d)        Accounts receivable not including receivables from the penitentiary construction projects.

e)         WCC computation based on LTM COGS under IFRS and not including COGS and revenues from the penitentiary construction projects.

Commenting on second quarter results, Gerardo de Nicolás, Chief Executive Officer of Homex, said:

“The second quarter of 2013 reflects the industry’s structural and policies changes which have affected Homex’ operations since year end 2012.  Despite  the complexity of the challenges that we had been facing which have translated in legal and liquidity implications affecting our operations, we continue to feel positive about our future prospects and more importantly we continue to work diligently to solve Homex’ current situation. The housing industry in Mexico continues to be very attractive and we trust in the Federal government’s commitment and support for a solid and active future for the industry and for our company.

During the quarter, we have dedicated a lot of time and effort to evaluate Homex’ financial alternatives as well as to restructure and resize our operations to reflect current conditions with the objective of reactivating our operations to improve our financial position.

During the quarter, we also successfully closed the transaction with IDEAL to sell Homex’ interest in the penitentiaries projects. This key operation brought resources to Homex to reduce its liabilities.

We will continue to dedicate our efforts on progressively reactivating our housing projects in Mexico; we have made important advances during the second quarter of 2013 which should enable us to achieve better performance during the following months.”

SECOND QUARTER 2013 RESULTS                              2

Operating Results

Titled volume.  During the second quarter of 2013, sales volume of titled homes totaled 710 homes, a decrease of 93.6 percent compared to the second quarter of 2012, reflecting a lower level of operations at the Company’s housing projects due to its liquidity and legal constraints.

During the second quarter of 2013, homes sold in the affordable entry level, or AEL, segment in Mexico accounted for 645 units, or 90.8 percent of totaled titled home sales volume for the period, compared to 91.6 percent for the same period in the previous year.  Middle-income volume in the second quarter of 2013 accounted for 65 units or 9.2 percent of total titled home sales volume compared to 7.7 percent during the second quarter of 2012.

During the second quarter of 2013, the Company did not title homes in Brazil due to the Company’s cash restriction during the period, which limited operations in that country.

VOLUME						Six-months
	2Q'13	% of Total	2Q'12	% of Total	Change 2Q13 /2Q12	2013	% of Total	2012	% of Total	Change 13/12
Mexico
Affordable-Entry (from 2 to 11 times MW*)	645	90.8%	10,215	91.6%	-93.7%	5,564	90.8%	17,833	89.6%	-68.8%
Middle income (above 11 times MW*)	65	9.2%	855	7.7%	-92.4%	566	9.2%	1,921	9.7%	-70.5%
Total Mexico	710	100.0%	11,070	99.2%	-93.6%	6,130	100.0%	19,754	99.3%	-69.0%
Brazil
Affordable-Entry (from 3 to 6 times MW*)	0	0.0%	84	0.8%	-100.0%	0	0.0%	138	0.7%	-100.0%
Total volume	710	100.0%	11,154	100.0%	-93.6%	6,130	100.0%	19,892	100.0%	-69.2%

*Minimum Wage

The average price for all titled homes sold during the second quarter of 2013 remained relatively stable at Ps.409 thousand compared to Ps.394 thousand for the same period in the previous year. The average price for AEL units in Mexico was Ps.359 thousand compared to  Ps.351 thousand during the same period of 2012. The average price for the middle-income segment was Ps.908 thousand compared to Ps.901 thousand during 2Q12. When compared to the first quarter of 2013, Homex’ average titled home sales price in the AEL segment and middle income segment remained unchanged.

AVERAGE PRICE
Thousands	2Q'13	2Q'12	Change 2Q13 / 2Q12	2013	2012	Change 13 / 12	Low	High
Mexico
Affordable-Entry (from 2 to 11 times MW*)	$359	$351	2.3%	$358	$351	2.2%	$204	$560
Middle income (above 11 times MW*)	$908	$901	0.8%	$908	$901	0.8%	$561	$1,500
Average price for all homes in Mexico	$409	$393	4.0%	$423	$405	4.4%
Brazil
Affordable-Entry Brazil (from 3 to 6 times MW*)	-	$528	N.A	N.A	$510	N.A	$450	$978
Average price for all homes	$409	$394	3.8%	$409	$405	1.0%

*Minimum Wage

Note: The Company categorized its products sold during the quarter according to the price ranges presented above

Mortgage financing. In the second quarter of 2013, the main sources of mortgage financing for the Company’s housing customers continued to be INFONAVIT and FOVISSSTE, which accounted for 75 percent of the total mortgage financing sources for Homex customers.  During the second quarter of 2013, 45 percent of the Company’s titled homes were financed through INFONAVIT.   Financing from FOVISSSTE represented 30 percent of total titled home sales.  During the second quarter, the Company did not title units in Brazil.

During the second quarter of 2013, 25 percent of Homex customers received financing from commercial banks and other state housing funds.

SECOND QUARTER 2013 RESULTS                              3

Geographic Footprint

Homex had a presence  in 33 cities and 20 states across Mexico, and in two cities and two states in Brazil, as of June 30, 2013. During the quarter, in Mexico the Company closed its operations at two cities located at the Northeast of Mexico:   Laredo and Juarez as part of the Company’s re-sizing strategy.

In Brazil, during the quarter Homex did not have active operations as the Company devoted its resources to resolving the challenges faced in Mexico.

Financial Results

Revenues decreased 84.4 percent in the second quarter of 2013 to Ps.1,114.3 million from Ps.7,144.2 million in the same period of 2012. Total housing revenues in the second quarter of 2013 decreased 93.4 percent compared to the same period of 2012, driven by the low level of operations at the Company’s housing projects due to its liquidity and legal constraints.

During the second quarter of 2013, Homex revenues from its Mexico operations accounted for Ps.297.8 million, a 93.2 percent decrease from the same period in 2012. AEL revenues declined by 93.5 percent to Ps.231.4 million compared to Ps.3,581.0 million during the same period in 2012. Middle-income home sales decreased 92.3 percent in 2Q2013 to Ps.59.0 million from Ps.770.5 million during the same period in 2012. During the second quarter of 2013, other revenues decreased by 16.8 percent to Ps.7.4 million from Ps.8.9 million during the second quarter of 2012 mainly due to lower land and commercial space sales at Homex housing developments.

Homex did not recognize revenues from its International Division (operations in Brazil) during the second quarter of 2013 as a result of the Company’s cash restrictions; therefore, Homex did not expand operations in that country. The Company is currently focusing its energies and resources on resolving the challenges faced in Mexico.

During the second quarter of 2013, revenues from Homex’s Infrastructure Division for building service contracts totaled Ps.800.9 million as a result of the Company’s conctruction contracts with federal and state governments compared to Ps.1.6 billion during the same period of 2012.

During the quarter, the Company did not consolidate penitentiary revenues from the Chiapas projects.

During 2Q13, the Company recognized Ps.15.6 million of construction revenues from the Morelos Prison Project.

During the second quarter of 2013, as a percentage of total revenues, revenues from Homex’s Mexico Division represented 26.7 percent compared to 61.0 percent during the second quarter of 2012.  Homex’s Infrastructure Division, represented 71.9 percent of total second quarter 2013 revenues compared to 23.2 percent during the same period of 2012.  Brazil did not contribute to total revenues in 2Q2013 compared to 0.6 percent during the second quarter of 2012.

SECOND QUARTER 2013 RESULTS                              4

REVENUE BREAKDOWN						Six-months
Thousands of pesos	2Q'13	% of Total	2Q'12	% of Total	Change 2Q13 / 2Q12	2013	% of Total	2012	% of Total	Change 13 / 12
Mexico Housing Revenues
Affordable-Entry (from 2 to 11 times MW*)	$ 231,359	20.8%	$ 3,581,053	50.1%	-93.5%	$ 1,992,730	44.8%	$ 6,251,884	46.9%	-68.1%
Middle income (above 11 times MW*)	$ 59,021	5.3%	$ 770,531	10.8%	-92.3%	$ 513,936	11.6%	$ 1,731,057	13.0%	-70.3%
Total Mexico Housing Revenues	$ 290,380	26.1%	$ 4,351,584	60.9%	-93.3%	$ 2,506,666	56.4%	$ 7,982,941	59.9%	-68.6%
Other Revenues Mexico	$ 7,390	0.7%	$ 8,884	0.1%	-16.8%	$ 85,881	1.9%	$ 18,783	0.1%	357.2%
Total Mexico Revenues	$ 297,770	26.7%	$ 4,360,468	61.0%	-93.2%	$ 2,592,548	58.3%	$ 8,001,724	60.0%	-67.6%
Brazil
Affordable-Entry (from 3 to 6 times MW*)	$ -	0.0%	$ 44,376	0.6%	-100.0%	$ -	0.0%	$ 70,356	0.5%	-100.0%
Total Housing Revenues	$ 290,380	26.1%	$ 4,395,960	61.5%	-93.4%	$ 2,506,666	56.4%	$ 8,053,297	60.4%	-68.9%
Infrastructure revenue	$ 800,991	71.9%	$ 1,660,797	23.2%	-51.8%	$ 1,500,332	33.8%	$ 2,981,805	22.4%	-49.7%
Infrastructure construction projects	$ 800,991	71.9%	$ 61,154	0.9%	1209.8%	$ 1,500,332	33.8%	$ 2,981,805	22.4%	-49.7%
Federal Penitentiary (Chiapas) recognition¹	$ -	0.0%	$ 1,599,643	22.4%	N/A $	-	0.0%	-	N/A	N/A
Federal Penitentiaries Projects revenue	$ 15,580	1.4%	$ 1,078,573	15.1%	-98.6%	$ 351,986	7.9%	$ 2,277,622	17.1%	-84.5%
Total Revenues	$1,114,341	100.0%	$ 7,144,214	100.0%	-84.4%	$ 4,444,866	100.0%	$ 13,331,507	100.0%	-66.7%

*Minimum Wage

 1 Due to the Company’s decision, since 2012, not to consolidate the Chiapas Federal Penitentiary, Homex recognized construction services as infrastructure revenue due to the fact that Homex Infraestructura is subcontracted as the construction company.

Gross profit (loss) decreased in the second quarter of 2013 to a negative Ps.9,639.9 million compared to Ps.2,078.8 in the same quarter of 2012.  During the quarter, the Company’s COGS without capitalization were Ps.9.9 billion, which include Ps.5.3 billion in relation to adjustments to the Company’s land and construction-in-progress inventory as per the initial viability analysis that the Company performed of its housing projects according to the recently published rules from SEDATU, and the performed assessment to evaluate the commercial viability of projects, in addition to the incurred costs in relation to the re-activation and maintenance of its housing projects.

Beginning January 1, 2012, as the Company implemented IFRS, and pursuant to IAS 23, “Cost of Loans,” only the foreign-exchange differences relating to loans in foreign currency directly attributable to the acquisition, construction or production of eligible assets can be capitalized, as part of the cost of those assets, to the extent to which they are considered adjustments to interest expense.

During the second quarter of 2013, capitalized interest expense was Ps.828.1 million, a 206.5 percent increase when compared to Ps.270.2 million during the second quarter of 2012.  The increase reflects the adjustments to the Company’s land and construction-in-progress inventory as described above.

On a pro-forma basis (without considering the application of IAS 23 in 2013 and 2012), Homex’s gross profit for the quarter would have been negative Ps.8.8 billion compared to Ps.2.3 billion during the same period in 2012.

Selling, General and Administrative Expenses (SG&A) for the second quarter of 2013 increased 250.6 percent to Ps.2.4 billion from Ps.694.1 million during the second quarter of 2012 mainly due to the recognition of a provision for uncollectable accounts receivables outstanding for more than 160 days from clients that lost eligibility for subsidies or deteriorated their credit  status making  collection on those receivables uncertain.

Operating income. During the second quarter of 2013, the Company had negative operating income of Ps.12,073.5 million compared to operating income of Ps.1,384.7 million during the same period of 2012.  On a pro-forma basis (without considering the application of IAS 23 in 2013 and 2012) Homex’s operating income for the second quarter of 2013 was negative Ps.11,238.0 compared to Ps.1,654.7 million during the same period of last year. Operating income during the quater was negatively affected by the adjustments on the Company’s land and construction-in-progress inventory recognized in Homex’ COGS as well as by the increase in the Company’s SG&A as explained above.

CAPITALIZATION OF COMPREHENSIVE FINANCING COST
Thousand of Pesos
INVENTORY	June 30, 2013	June 30, 2012
Exchange Loss (gain)	-$3,609	-$7,323
Interest Expense	1,894,797	1,807,941
Inflation accounting accumulated effect	20,044	19,174
Total	$1,911,232	$1,819,792
COST OF SALES	2Q13	2Q12
Exchange Loss (gain)	-$1,473	-$864
Interest Expense	828,145	270,227
Inflation accounting accumulated effect	8,826	614
Total	$835,498	$269,977

SECOND QUARTER 2013 RESULTS                              5

Net comprehensive financing cost (CFC) for the second quarter of 2013 was Ps.1,766.7 million compared to  Ps.539.4 million for the second quarter of 2012. The higher cost of financing reflects the FX fluctations between the U.S. dollar and the Mexican Peso and its effect on Homex’ U.S. dollar denominated debt. Effectively as of the second quarter of 2013 the Company’s U.S. Dollar Senior Notes due in 2015, 2019 and 2020 are not covered by a currency hedge and, therefore,  gains or losses due to FX fluctuations are recorded in the Company’s CFC. During the second quarter the Company had a non-cash foreign exchange loss of Ps.475.1 million. Additionally, the Company’s CFC for the second quarter of 2013 also reflects a derivative position loss of Ps.1,184.6 million related to the cancellation of the currency hedge positions of Homex’s U.S. Dollar Senior Notes due in 2019 and 2020.

As a percentage of revenues, net comprehensive financing cost represented 158.5 percent of revenues in the second quarter of 2013 compared to 7.5 percent in the second quarter of 2012.

Net interest expense during the recent quarter was Ps.106.9 million compared to Ps.105.1 million in the second quarter of 2012.

Net income for the second quarter of 2013 was negative Ps.10,150.4 million compared to Ps.567.9 million reported for the same period in 2012.

Earnings per share (EPS) for the second quarter of 2013 decreased to negative Ps.30.3 as compared to Ps.1.7 reported  for the second quarter of 2012, driven by the revenue decline registered during the quarter, adjustments in construction-in-progress and land inventory registered in the Company’s COGS, a higher SG&A for the second quarter of 2013 and a higher recognition of a foreign exchange (FX) loss including the cancelation of the Company’s currency hedge derivative positions.

Adjusted EBITDA   for the second quarter of 2013 was negative in Ps.10.1 billion from a positive Ps.1.7 billion reported for the same period in 2012.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA DERIVED FROM THE COMPANY'S IFRS FINANCIAL INFORMATION
			Six-months
Thousands of pesos	2Q'13	2Q'12	2013	2012
Net Income	-$10,150,827	$571,934	-$10,055,562	$1,405,994
Depreciation and amortization	$22,146	$93,481	$74,864	$193,443
Capitalization of CFC	$835,498	$269,977	$1,146,739	$491,547
Other expense and amortization	$150,522	$0	$182,390	$0
Net comprehensive financing cost	$1,766,757	$539,373	$1,814,507	$64,046
Income tax	-$2,700,419	$263,202	-$2,639,143	$821,142
Minority interest	$5,512	-$3,978	$5,137	-$1,129
Adjusted EBITDA	-$10,070,811	$1,733,990	-$9,471,069	$2,975,043

Land reserve.  The Company has been using since the third quarter of 2011, a density standard that appropriately estimates the equivalence of its land reserve for the AEL segment in Mexico. The estimated density for Homex’s AEL projects is currently 70 homes per hectare (from 50 homes per hectare in 2Q11). Accordingly, the Company considers its land reserve to be equivalent to 414,803 homes, of which 394,104 are reserved for AEL homes, including land reserved for Homex’s Brazilian operations, and 20,699 for homes at a price point above Ps.560 thousand, as well as land reserved for the Company’s tourism division. Homex’s land inventory value as of June 30, 2013 was Ps.8.9 billion (US$690 million), a decrease of Ps.2.1 billion compared to a value of Ps.11.1 billion as of  June 30, 2012.

SECOND QUARTER 2013 RESULTS                              6

Liquidity. As of June 30, 2013, Homex’ total debt position when compared to March 31, 2013, decreased by 4.0 percent or Ps.869.3 million to Ps.20,598.6 million from Ps.21,467.9 million.

As of June 30, 2013
Total Debt (Ps. Millions)	$ 20,598.6
Net Debt (Ps. Millions)	$ 20,451.5
Debt to- total- capitalization ratio	79.4%

Working Capital Cycle

The following tables present a breakdown of the Company’s inventory and capitalization of Comprehensive Financing Cost (CFC) to show total inventory adjusted by this effect.

Ps. M illion	June 2012	December 2012	March 2013	June 2013
Total Inventory	32,487	33,071	36,489	31,089
Capitalization of CFC	1,820	2,057	2,905	1,911
Total Inventory adjusted by capitalization of CFC	30,667	31,014	33,584	29,178

Days of Housing Working Capital Cycle (WCC)1

Days	June 2012	December 2012	March 2013	June 2013
Total Accounts Receivable (a)	54	85	93	102
Housing Receivables	38	83	96	79
Inventory days	691	617	730	454
Accounts Payable (b)	155	87	94	93
Total WCC	590	615	729	463

1    Computation of WCC does not include COGS  and Revenues from the penitentiary construction projects.

a)          Excluding receivables from the penitentiary construction projects

b)         Due to the Company’s decision not to consolidate the Chiapas Penitentiary Project the Company is also not including the previously recognized Account Payable of  Ps. 1.1 billion in relation to the acquisition of the equity stake of  the Chiapas penitentiary project. Previous periods are comparable as this payment is excluded from the WCC calculations for such previous periods.

The Company’s Working Capital Cycle (WCC) was 463 days as of June 30, 2013, compared to 729 days as of March 31, 2013:

•         On a quarterly basis inventory (adjusted by the capitalization of CFC) decreased by Ps.4.4 billion in 2Q13 compared to 1Q13 mainly due  to adjustments to land and construction-in-progress inventory in relation to the Company’s initial assessment of the value of its land and work-in-progress in accordance with  the recently announced SEDATU rules.

•         Inventory balance (adjusted by the capitalization of CFC) as of June 30, 2013, compared to inventory as of June 30, 2012, decreased by Ps.1.5 billion mainly driven by  the above mentioned adjustments to inventory.

•         On a quarterly basis, housing accounts receivable (AR), decreased Ps.1.7 billion to Ps.2.9 billion or 79 days as of June 30, 2013 from Ps.4.6 billion or 96 days as of March 31, 2013.  The decrease is mainly driven by a provision that the Company made for uncollectable receivables outstanding for more than 160 days related to clients that lost their eligibility for subsidies or credit status making collection on those receivables uncertain.

•         Accounts Payable increased to Ps.6.4 billion as of June 30, 2013 from Ps.4.7 billion as of March 31, 2013. AP days were stable at 93 days.

SECOND QUARTER 2013 RESULTS                              7

Free Cash Flow

For the six-months accumulated period as of June 30, 2013 and on a consolidated basis Homex generated a negative FCF of Ps.3.3 billion which was mainly driven by  the negative free cash flow of Ps.7.5 billion without the penitentiaries mainly as per the Company’s six-months accumulated negative net income as of June 30, 2013.

Guidance 2013

The Company will attempt to update its expectations for the year 2013 as its strategies evolve during the following months.

SECOND QUARTER 2013 RESULTS                              8

Recent Business Developments

Annual Report on form 20-F

Desarrolladora Homex S.A.B de C.V. has issued its 2012 Annual report on form 20-F . Shareholders may request a hard copy of Homex’s complete audited financial statements free of charge. The 2012 Annual report on form 20-F can be find at the Company’s website: http://www.homex.com.mx/ri/index.htm.

Financial Advisor

Culiacán, Sinaloa, May 30th  2013–  Desarrolladora Homex, S.A.B. de C.V. (Homex or the Company) announced that it had hired J.P. Morgan Securities LLC (“J.P. Morgan”) as financial advisor to evaluate the Company’s current situation as well as the different alternatives that could help Homex to strengthen its actual financial position.

2019 US Senior Notes Coupon Payment

Culiacán, Sinaloa, June 11th, 2013- Desarrolladora Homex, S.A.B. de C.V. announced that the Company did not make the payment of interest due on June 11th., 2013 on its 9.500% Senior Guaranteed Notes due December 11, 2019, and took advantage of the 30-day grace period under the indenture pursuant to which such notes were issued.

2019 US Senior Notes Expiration of Grace Period

Culiacán, Sinaloa, July 11th, 2013- Desarrolladora Homex, S.A.B. de C.V. announced that the 30 day grace period to make the interest payment in relation to the Company’s 9.500% Senior Guaranteed Notes due December 11, 2019 had expired. The Company did not plan to make such payment of interest at that time.

SECOND QUARTER 2013 RESULTS                              9

Attached is the unaudited consolidated financial Information of Desarrolladora Homex, S.A.B. de C.V. for the three and six-months month periods ended June 30, 2013 and 2012, which includes the consolidated balance sheets as of June 30, 2013 and 2012, and the consolidated statements of income for the three and six-month periods ended June 30, 2013 and 2012 and the consolidated statement of changes in financial position for the six-month period ended June 30, 2013 and 2012.

DESARROLLADORA HOMEX CONSOLIDATED BALANCE SHEET COMPARISON OF JUNE 30, 2013 WITH JUNE 30, 2012
(Figures in thousands of pesos)	Jun-13		Jun-12		% Chg
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$147,128	0.4%	$3,957,588	8.1%	-96.3%
Accounts receivable, net	$5,000,957	12.1%	$7,837,162	16.1%	-36.2%
Due from customers	$2,893,503	7.0%	$2,040,060	4.2%	41.8%
Accounts receivable from penitentiaries	-	0.0%	$4,363,976	9.0%	-100.0%
Accounts receivable from infrastructure	$2,107,454	5.1%	$1,433,126	2.9%	47.1%
Inventories	$31,088,904	75.0%	$32,487,091	66.8%	-4.3%
Land inventory	$8,995,280	21.7%	$11,093,752	22.8%	-18.9%
Construction in progress	$21,566,472	52.0%	$20,998,828	43.2%	2.7%
Materials	$527,152	1.3%	$394,511	0.8%	33.6%
Other current assets	$3,377,847	8.1%	$1,818,003	3.7%	85.8%
Total current assets	$39,614,835	95.5%	$46,099,844	94.8%	-14.1%

Property and equipment, net	$1,068,479	2.6%	$1,228,673	2.5%	-13.0%
Goodwill	$731,861	1.8%	$650,344	1.3%	12.5%
Other assets	$61,272	0.1%	$624,257	1.3%	-90.2%
TOTAL	$41,476,447	100.0%	$48,603,118	100.0%	-14.7%

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable to financial institutions	$20,598,592	49.7%	$1,914,631	3.9%	975.9%
Accounts payable	$6,370,527	15.4%	$7,301,672	15.0%	-12.8%
Land payable	$832,399	2.0%	$730,793	1.5%	13.9%
Accounts payable from Penitentiaries Project	-	0.0%	-	0.0%
Accounts payable from Partner Penitentiaries Project	-		-	0.0%
Advances from customers	$1,171,450	2.8%	$937,983	1.9%	24.9%
Accrued expenses and taxes payable	$7,466,994	18.0%	$2,969,868	6.1%	151.4%
Total current liabilities	$35,607,563	85.9%	$13,124,154	27.0%	171.3%

Long-term notes payable to financial institutions	-	0.0%	$14,772,680	30.4%	-100.0%
Long-term project financing	-	0.0%	$1,571,377	3.2%	-100.0%
Swap payable	-	0.0%	$248,058	0.5%	-100.0%
Labor obligations	$7,157	0.0%	$7,563	0.0%	-5.4%
Deferred income taxes	$530,371	1.3%	$4,161,390	8.6%	-87.3%
TOTAL LIABILITIES	$36,145,092	87.1%	$33,885,222	69.7%	6.7%

STOCKHOLDERS' EQUITY
Common stock	$425,441	1.0%	$425,441	0.9%	0.0%
Additional paid-in capital	$2,731,202	6.6%	$2,731,202	5.6%	0.0%
Retained earnings	$2,028,335	4.9%	$11,860,644	24.4%	-82.9%
Other stockholders' equity accounts	$(38,575)	-0.1%	$(495,744)	-1.0%	-92.2%
Majority stockholders' equity	$5,146,403	12.4%	$14,521,543	29.9%	-64.6%
Minority interest	$184,952	0.4%	$196,353	0.4%	-5.8%
TOTAL STOCKHOLDERS' EQUITY	$5,331,355	12.9%	$14,717,896	30.3%	-63.8%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$41,476,447	100.0%	$48,603,118	100.0%	-14.7%

SECOND QUARTER 2013 RESULTS                             10

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT COMPARISON OF THREE MONTHS 2013 WITH THREE MONTHS 2012
(Figures in thousands of pesos)	2Q13		2Q12		% Chg
REVENUES
Affordable-entry level revenue	$231,359	20.8%	$3,581,053	50.1%	-93.5%
Middle income housing revenue	$59,021	5.3%	$770,531	10.8%	-92.3%
Affordable-entry level revenue Brazil	-	0.0%	$44,376	0.6%	-100.0%
Other revenues	$7,390	0.7%	$8,884	0.1%	-16.8%
Infrastructure revenue	$800,991	71.9%	$1,660,797	23.2%	-51.8%
Infrastructure construction projects	$800,991	71.9%	$61,154	0.9%	1209.8%
Federal Penitentiary (Chiapas) recognition ¹	-	0.0%	$1,599,643	22.4%	-100.0%
Federal Penitentiaries projects revenue	$15,580	1.4%	$1,078,573	15.1%	-98.6%
TOTAL REVENUES	$1,114,341	100.0%	$7,144,214	100.0%	-84.4%

COSTS	$9,918,757	890.1%	$4,795,447	67.1%	106.8%
Capitalization of CFC	$835,498	75.0%	$269,977	3.8%	209.5%
Interest	$828,145	74.3%	$270,227	3.8%	206.5%
FX ( gain) loss and inflation accounting effect	$7,353	0.7%	$(250)	0.0%	-3037.8%
TOTAL COST	$10,754,255	965.1%	$5,065,424	70.9%	112.3%

GROSS PROFIT	$(9,639,914)	-865.1%	$2,078,790	29.1%	-563.7%

TOTAL SELLING AND ADMINISTRATIVE EXPENSES	$2,433,625	218.4%	$694,106	9.7%	250.6%

OPERATING INCOME	$(12,073,539)	-1083.5%	$1,384,683	19.4%	-971.9%

OTHER (EXPENSES) INCOME, NET	$989,426	88.8%	$(14,152)	-0.2%	-7091.6%

NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	$171,489	15.4%	$139,775	2.0%	22.7%
Interest expense penitentiaries	$(63,740)	-5.7%	$43,380	0.6%	-246.9%
Interest income	$(790)	-0.1%	$(78,074)	-1.1%	-99.0%
Derivative position (gain) loss	$1,184,659		-		N/A
Foreign exchange (gain) loss	$475,139	42.6%	$434,292	6.1%	9.4%
	$1,766,757	158.5%	$539,373	7.5%	227.6%

INCOME BEFORE INCOME TAX	$(12,850,870)	-1153.2%	$831,159	11.6%	-1646.1%

INCOME TAX EXPENSE	$(2,700,419)	-242.3%	$263,202	3.7%	-1126.0%
NET INCOME	$(10,150,452)	-910.9%	$567,957	7.9%	-1887.2%
MAJORITY INTEREST	$(10,155,964)	-911.4%	$571,934	8.0%	-1875.7%
MINORITY INTEREST	$5,512	0.5%	$(3,978)	-0.1%	-238.6%
NET INCOME	$(10,150,452)	-910.9%	$567,957	7.9%	-1887.2%
Earnings per share	-30.32		1.70		-1887.2%
Adjusted EBITDA	$(10,070,811)	-903.7%	$1,733,990	24.3%	-680.8%

SECOND QUARTER 2013 RESULTS                             11

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT COMPARISON OF SIX MONTHS 2013 WITH SIX MONTHS 2012
(Figures in thousands of pesos)	2013		2012		% Chg
REVENUES
Affordable-entry level revenue	$1,992,730	44.8%	$6,251,884	46.9%	-68.1%
Middle income housing revenue	$513,936	11.6%	$1,731,057	13.0%	-70.3%
Affordable-entry level revenue Brazil	-	0.0%	$70,356	0.5%	-100.0%
Other revenues	$85,881	1.9%	$18,783	0.1%	357.2%
Infrastructure revenue	$1,500,332	33.8%	$2,981,805	22.4%	-49.7%
Infrastructure construction projects	$1,500,332	33.8%	-	0.0%	N/A
Federal Penitentiary (Chiapas) recognition ¹	-	0.0%	-	0.0%	N/A
Federal Penitentiaries projects revenue	$351,986	7.9%	$2,277,622	17.1%	-84.5%
TOTAL REVENUES	$4,444,866	100.0%	$13,331,507	100.0%	-66.7%

COSTS	$12,246,879	275.5%	$9,231,541	69.2%	32.7%
Capitalization of CFC	$1,146,739	25.8%	$491,547	3.7%	133.3%
Interest	$1,136,878	25.6%	$488,346	3.7%	132.8%
FX ( gain) loss and inflation accounting effect	$9,861	0.2%	$3,201	0.0%	208.1%
TOTAL COST	$13,393,618	301.3%	$9,723,088	72.9%	37.8%

GROSS PROFIT	$(8,948,752)	-201.3%	$3,608,419	27.1%	-348.0%

TOTAL SELLING AND ADMINISTRATIVE EXPENSES	$2,909,899	65.5%	$1,346,774	10.1%	116.1%

OPERATING INCOME	$(11,858,651)	-266.8%	$2,261,645	17.0%	-624.3%

OTHER (EXPENSES) INCOME, NET	$978,453	22.0%	$28,408	0.2%	3344.3%

NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	$245,989	5.5%	$315,412	2.4%	-22.0%
Interest expense penitentiaries	-	0.0%	$52,057	0.4%	-100.0%
Interest income	$(52,202)	-1.2%	$(134,445)	-1.0%	-61.2%
Derivative position (gain) loss	$1,184,659		-		N/A
Foreign exchange (gain) loss	$436,062	9.8%	$(168,978)	-1.3%	-358.1%
	$1,814,507	40.8%	$64,046	0.5%	2733.1%

INCOME BEFORE INCOME TAX	$(12,694,705)	-285.6%	$2,226,007	16.7%	-670.3%

INCOME TAX EXPENSE	$(2,639,143)	-59.4%	$821,142	6.2%	-421.4%
NET INCOME	$(10,055,562)	-226.2%	$1,404,865	10.5%	-815.8%
MAJORITY INTEREST	$(10,060,699)	-226.3%	$1,405,994	10.5%	-815.6%
MINORITY INTEREST	$5,137	0.1%	$(1,129)	0.0%	-555.0%
NET INCOME	$(10,055,562)	-226.2%	$1,404,865	10.5%	-815.8%
Earnings per share	-30.04		4.20		-815.8%
Adjusted EBITDA	$(9,471,069)	-213.1%	$2,975,043	22.3%	-418.4%

SECOND QUARTER 2013 RESULTS                             12

DESARROLLADORA HOMEX, S.A.B. DE C.V. CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION FOR THE PERIOD ENDED JUNE 30, 2013
	FCF w/o
(thousands of pesos)	Penitentiaries	Penitentiaries	Consolidated

Total Net Income and Non Cash Items	(12,627,966)	-	(12,627,966)

(Increase) decrease in:
Trade accounts receivable	(906,614)	4,252,530	3,345,916
Inventories (w/land)	1,982,526	-	1,982,526
Trade accounts payable	1,727,380	(25,760)	1,701,620
Other A&L, net	2,289,980	-	2,289,980
Changes in operating assets and liabilities	5,093,272	4,226,770	9,320,042

Operating cash flow	(7,534,694)	4,226,770	(3,307,924)

Capex	5,687	163	5,850

Free Cash Flow	(7,529,007)	4,226,933	(3,302,074)

SECOND QUARTER 2013 RESULTS                             13

DESARROLLADORA HOMEX, S.A.B. DE C.V. CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION FOR THE PERIOD ENDED JUNE 30

(thousands of pesos)	2013	2012
Net Income	(10,060,699)	1,405,994
Non-cash items:
Depreciation & Amortization	66,739	193,443
Minority interest	5,137	(1,129)
Deferred income taxes	(2,639,143)	821,142
Total Net Income and Non Cash Items	(12,627,966)	2,419,450

(Increase) decrease in:
Trade accounts receivable	3,345,916	(6,487,722)
Inventories (w/land)	1,982,526	(1,846,995)
Trade accounts payable	1,701,620	2,986,549
Other A&L, net	2,289,980	157,612
Changes in operating assets and liabilities	9,320,042	(5,190,556)

Operating cash flow	(3,307,924)	(2,771,106)

Capex	5,850	(13,099)

Free Cash Flow	(3,302,074)	(2,784,205)

Net financing activities	1,127,421	2,749,140

Net (decrease) increase in cash and cash equivalents	2,174,653	- 35,065

Balance at beginning of period	2,321,780	3,992,653

Balance at end of period	147,127	3,957,588

SECOND QUARTER 2013 RESULTS                             14

** * * * * * * * *

About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a vertically integrated home- development company focused on affordable entry-level and middle-income housing in Mexico and Brazil. Homex is formed by four divisions: Mexico Division, International Division, Infrastructure Division and Tourism Division.

For additional corporate information, please visit the Company’s web site at: www.homex.com.mx. Additional information for Homex' holders of U.S. Dollar denominated bonds is also available on the Company’s Investor Relations webpage at http://www.homex.com.mx/ri/index.htm.

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution investors that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

SECOND QUARTER 2013 RESULTS                             15

DESARROLLADORA HOMEX, S.A.B de C.V.

SECOND QUARTER 2013 RESULTS

CONFERENCE CALL NOTICE

DATE:            Friday, July 26, 2013

TIME:             9:00 AM Central Time (Mexico City)

                        10:00 AM Eastern Time (New York)

HOSTS:         Gerardo de Nicolás, Chief Executive Officer

Carlos Moctezuma, Vice President of Finance and Planning and Chief Financial Officer

Vania Fueyo, Investor Relations Officer

DIAL-IN:        International: 706-643-5124

                        U.S.: 866- 887-3678

                        Passcode:  13278101

 Please call 10 minutes prior to start time and request the Homex call.  During this quarter the Company will not host a Q&A session.

REPLAY: 404-537-3406 international number or 855-859-2056 U.S. number, available one hour after the call ends, the pass code to access the replay of the call is 13278101. Or via webcast at http://www.homex.com.mx/ri/index.htm

Please contact Ms. Vania Fueyo at (011-52-667) 758 5838 or via email at investor.relations@homex.com.mx  with any questions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: July 26 , 2013	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer By: /s/ Ramon Lafarga Name: Ramon Lafarga Title: Administrative and Accounting Officer